Lang Michener LLP
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RECEIVED
2008 JUN 25 A 9: -1

PROCESSED
JUN 26 2008
THOMSON REUTERS

File Number: 55803-0001

[redacted]

08003393

SUPPL

May 13, 2008

The United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Dear Sirs/Mesdames:

Century Energy Ltd. (formerly, Topper Resources Inc.) (the "Corporation")
Your File: 82-34757

Pursuant to Rule 12g3-2(b), we enclose copies of continuous disclosure documents filed by the Corporation with Canadian regulatory authorities via SEDAR (System for Electronic Document Analysis and Retrieval) since April 29, 2008. The documents are available on the SEDAR website, www.sedar.com

The following is a list of the documents enclosed, beginning with the most recent:

	Date filed	Document Type	Short description
1.	June 11, 2008	News Release	Announcing the entering into of a property purchase agreement with Lions Petroleum Inc.
2.	June 12, 2008	News Release	Announcing grant of incentive stock options

Yours truly,

Elsa Nohlén
Paralegal
for **Lang Michener LLP**

EN/exn
Encls.

cc: Century Energy Ltd. by email w/o enclosures
Attention: Jimmy McCarroll, President

2359253.1

CENTURY ENERGY LTD.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027 U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

June 12, 2008

For immediate release
TSX Venture: CEY

Century Energy Ltd. (the "Company") today announced that it has granted incentive stock options to certain directors, employees and consultants of the Company to purchase up to 386,000 common shares in the capital stock of the Company pursuant to a shareholder approved Incentive Stock Option Plan. The options are exercisable on or before June 12, 2013 at a price of $0.20 per share.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America..

For further information please contact:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.centuryenergyltd.com

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

June 11, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. ("Century") is pleased to announce that it has agreed to purchase 100% of the petroleum and natural gas rights to approximately 1100 acres (445 hectares) in the Bakken oil formation in Southern Saskatchewan. Century will acquire five Saskatchewan Crown Petroleum and Natural Gas Leases ("Leases") pursuant to a Petroleum and Natural Gas Purchase and Sale Agreement between Century and the owner of the Leases, Lions Petroleum Inc.("Lions"), an arm's length company.

In consideration for the Leases, Century will pay Lions $150,000 in cash, and Lions will retain a 3% royalty interest on the monthly production from wells drilled on the Leases.

Century views the Leases, which are adjacent to the Roncott/Bakken Oil Field, as prospective for both horizontal (exploration) and vertical (development) drilling. Century is conducting geological and engineering work on the property, and more information will be released when the work is completed.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

For Further Information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

2329098.3

END